[AMERIGON LETTERHEAD]

January 5, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amerigon Incorporated – Form 10-K for the Year Ended December 31, 2009 Filed February 19, 2010; Definitive Proxy Statement on Schedule 14A filed April 19, 2010 (File No. 000-21810)

Ladies and Gentlemen:

Amerigon Incorporated (the “Company”) hereby responds to the comments of the staff of the Division of Corporation Finance set forth in the letter dated December 30, 2010 from Max Webb to Daniel Coker. The numbers of our responses set forth below correspond to the numbers in the comment letter. For your convenience, each comment is reproduced above each response.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 20

Compensation Discussion and Analysis, page 20

1. We note your disclosure on page 21 of a list of companies that you describe as “[a]mong the companies which [you] consider to be comparable . . . and for which [your] independent consultants have historically provided benchmark data.” Either confirm that this is a complete list of the companies to which you benchmark or amend your Form 10-K to include the complete list.

We confirm that the list of companies disclosed on page 21 is a complete list of the companies to which we benchmarked. Future filings will identify the list of benchmarked companies as a complete list.

Securities and Exchange Commission

January 5, 2011

2. We note your disclosure on page 21 that the compensation committee’s policy is to make a meaningful portion of an executive’s compensation contingent on achieving performance targets for the year. Please direct us to where the company-wide financial performance targets to be achieved by your named executive officers to earn performance-related compensation are disclosed in your Form 10-K. If you amend in response to comment no. 1 please include the company-wide performance targets in the amended Form 10-K. If you do not amend in response to comment no. 1, please confirm that in future filings you will disclose all company-wide financial performance targets to be achieved by your named executive officers to earn performance-related compensation.

Company-wide financial performance targets to be achieved by our named executive officers to earn performance-related compensation were not disclosed in our Form 10-K or Definitive Proxy Statement because they were not applicable. The description of the management incentive plan referred to as the “2009 Plan” in our Definitive Proxy Statement states that the achievement of “financial results” was one of the criteria that could be used to determine performance-related compensation in 2009, the other criteria being “achievement of personal goals.” For fiscal year 2009, the 2009 Plan, as implemented by our Board of Directors, did not include any company-wide financial performance targets as a criteria to determine performance-related compensation for any of our named executive officers. Instead, all of our named executive officers performance-related compensation was based on the achievement of subjective individual performance goals of the nature described in our Definitive Proxy Statement. In future filings we will indentify, with more particularity, those exact criteria applicable to each named executive officer. Future filings will also identify company-wide financial performance targets to be achieved by our named executive officers to earn performance-related compensation, if any.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Securities and Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * *

Securities and Exchange Commission

January 5, 2011

We appreciate your attention and assistance in connection with the Company’s Form 10-K and Schedule 14A. We trust you will find the above responses to be satisfactory, but if you have any further questions or comments, please call the undersigned at (248) 504-0485.

Very truly yours,

AMERIGON INCORPORATED

By:	/s/ BARRY G. STEELE
Barry G. Steele
	Its:	Vice-President Finance, Chief Financial Officer, Secretary and Treasurer

cc:	Max A. Webb and Sonia Bednarowski, SEC

Audit Committee, Amerigon Incorporated

Honigman Miller Schwartz and Cohn LLP